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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              Cerprobe Corporation
- - --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- - --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     0-11370
              ------------------------------------------------------
                                 (CUSIP Number)


 Richard B. Stagg, Esq., O'Connor Cavanagh, Anderson, Killingsworth & Beshears,
- - --------------------------------------------------------------------------------
           One East Camelback Rd., Suite 1100, Phoenix, Arizona 85012
- - --------------------------------------------------------------------------------
(Name, Address and  Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 April 30, 1996
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on Following Page(s))

                                Page 1 of 9 Pages
                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

- - ------------------------                                 -----------------------
CUSIP NO.        0-11370                                 Page    2    of 9 Pages
                                                              -------
- - ------------------------                                 -----------------------

- - --------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ross J. Mangano
- - --------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|
- - --------------------------------------------------------------------------------
3         SEC USE ONLY

- - --------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF   (See "Item 3")
- - --------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS  REQUIRED PURSUANT  TO
          ITEMS 2(d) OR 2(e)                                                 |_|

          N/A
- - --------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
- - --------------------------------------------------------------------------------
                           7         SOLE VOTING POWER

                                       216,634 shares*
        NUMBER OF       --------------------------------------------------------
         SHARES            8         SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                       380,200 shares**
          EACH          --------------------------------------------------------
        REPORTING          9        SOLE DISPOSITIVE POWER
         PERSON
          WITH                         216,634 shares*
                        --------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER

                                       380,200 shares**
- - --------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          596,834 shares
- - --------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

          N/A
- - --------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.9%
- - --------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
- - --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* The reporting person disclaims beneficial ownership of 191,300 shares for which he exercises sole voting and dispositive power pursuant to powers of attorney, but from which he is not entitled to receive dividends or proceeds.
** The reporting person disclaims beneficial ownership of 380,200 shares for which he exercises shared voting and dispositive power in his capacity as a trustee of the recordholder of such shares, but from which he is not entitled to receive dividends or proceeds.

                                Page 2 of 9 Pages

Item 1.  Security and Issuer
         -------------------

                  Class of Equity Securities:

                           Common Stock, $.05 par value

                  Principal Executive Offices of the Issuer:

                           Cerprobe Corporation
                           600 South Rockford Drive
                           Tempe, Arizona  85281

Item 2.  Identity and Background
         -----------------------

                  (a)      Ross J. Mangano

                  (b)      51430 Norwich Drive
                           Granger, Indiana  46530

                  (c) Mr. Mangano is an accountant and President - Investments for Oliver Estate, Inc., located at 112 West Jefferson Street, Suite #613, Norwest Bank Bldg., South Bend, Indiana 46601. Mr. Mangano is currently Chairman of the Board of Directors of the Issuer.

                  (d)      None

                  (e)      None

                  (f)      United States

Item 3.  Source and Amount of Funds
         --------------------------

                  The source of funds for the purchase of 10,000 shares of Cerprobe common stock held in the name of Millie M. Cunningham was from the personal funds of Millie M. Cunningham. The total purchase price of such 10,000 shares of Cerprobe common stock was approximately $10,000.

                  The source of funds for the purchase of 10,000 shares of Cerprobe common stock held in the name of Oliver & Company, nominee for the Oliver Estate Pension Trust, was from funds held by the Oliver Estate Pension Trust. The total price of such 10,000 shares of Cerprobe common stock was approximately $14,250.

                  The source of funds for the purchase of 30,000 shares of Cerprobe common stock acquired by Mr. Mangano pursuant to the exercise of options to purchase those

                                Page 3 of 9 Pages
                  shares was from Mr. Mangano personally. The total price of such 30,000 shares of Cerprobe common stock was approximately $15,000.


Item 4.  Purpose of Transaction
         ----------------------

                  Since  March  21,  1989,  the date the most  recently  amended
                  Schedule 13D was filed on behalf of the reporting person, the reporting person and certain related parties have engaged in a number of transactions involving the acquisition of additional shares of Cerprobe common stock, none of which resulted in a cumulative increase in the percentage of beneficial ownership of greater than 1%. Also since the date of the most recently filed amended Schedule 13D, the reporting person and certain related parties have been engaged in a number of dispositions of Cerprobe common stock. In addition, in his capacity as a director of the Issuer, Mr. Mangano has received options to purchase additional shares of Cerprobe common stock, some of which have been exercised and sold and others of which remain outstanding. Finally, on January 1, 1996, Mr. Mangano became a trustee of Troon & Co., Ross J. Mangano, et al., Trustees, a trust which currently holds 380,200 shares of Cerprobe common stock. In his capacity as trustee, Mr. Mangano has shared voting and dispositive power over the shares held by the trust. In each of the cases involving acquisitions or dispositions described in Item 5 below, the securities were acquired or disposed of for investment purposes.

                  Millie M. Cunningham and Oliver & Company each have granted a power-of-attorney to Mr. Mangano because Mr. Mangano is the President-investments and an investment analyst for Oliver Estate, Inc., for which Oliver Cunningham and Millie Cunningham serve as directors. Accordingly, Mr. Mangano has sole voting and dispositive power with respect to these shares. As a trustee for Troon & Co., Ross J. Mangano, et al., Trustees, Mr. Mangano shares voting and dispositive power with respect to the shares held by Troon & Co.

                  (a) Mr. Mangano intends to continue monitoring the price and availability of Cerprobe common stock and to purchase or sell for investment purposes additional shares of stock either for his own account or for the accounts of Millie M. Cunningham, Oliver & Company, or Nat & Co. over which he has been granted a power-of-attorney, or on behalf of Troon & Co., for which he serves as a trustee. Mr. Mangano does not have, nor is he aware of, any contract, agreement, arrangement or other understanding regarding such future acquisitions or dispositions. Any future transactions will be duly reported on an amended
                           Schedule 13D in compliance with Rule 13d-2(a) of the Securities Exchange Act of 1934 whenever such acquisitions or dispositions aggregate 1% or more of the outstanding shares of Cerprobe common stock.

                                Page 4 of 9 Pages

                  The reporting person has no present plans or proposals that may relate to or would result in:

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure (except as indicated below), including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to become eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Act;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Act; or

                  (j)      Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

                  Ross J. Mangano is the beneficial owner of 25,334 shares of Cerprobe common stock which may be acquired upon the exercise of options held personally by Mr. Mangano, representing less than 1% of the issued and outstanding shares of Cerprobe common stock, and may be deemed to be the beneficial owner of 571,500 shares of Cerprobe common stock, which represents approximately 13.3% of the issued and outstanding shares of Cerprobe common stock. Mr. Mangano

                                Page 5 of 9 Pages
                  has the sole power to vote or direct the vote over 216,634 shares of Cerprobe common stock (either personally or pursuant to a power-of-attorney) and shared power to vote or direct the vote over 380,200 shares of Cerprobe common stock (pursuant to his position as a trustee of Troon & Co., Ross J. Mangano, et al., Trustees).

                  Since March 21, 1989, the date of the most recently filed amended Schedule 13D, the following transactions have occurred relating to beneficial ownership in shares of Cerprobe common stock by the reporting person and certain related parties.

                                    (1) On June 29, 1989,  Millie M.  Cunningham
                           acquired 10,000 shares in the open market at $1.00 per share for the purpose of holding the securities for investment.

                                    (2) On April  19,  1989,  Oliver  &  Company
                           acquired 10,000 shares in the open market at $1.425 per share for the purpose of holding the securities for investment.

                                    (3) On July 17, 1990,  Mr.  Mangano,  in his
                           capacity as a director of the Issuer, was granted an option to acquire 30,000 shares at an exercise price of $.50 per share.

                                    (4) On May 16, 1991, Mr. Mangano was granted
                           10,000  shares  of  Cerprobe   common  stock  in  his
                           capacity as a director of the Issuer.

                                    (5) On September 15, 1992, Mr.  Mangano,  in
                           his capacity as a director of the Issuer, was granted an option to acquire 10,000 shares at $1.00 per share.

                                    (6) On May 6, 1993,  Mr. Mangano sold 10,000
                           shares in the open market at $4.38 per share.

                                    (7) On June 14, 1993,  Millie M.  Cunningham
                           sold 3,000 shares in the open market at $5.875 per share.

                                    (8) On June 23, 1993,  Millie M.  Cunningham
                           sold 2,000 shares in the open market at $5.875 per share.

                                    (9) On July 14, 1993,  Millie M.  Cunningham
                           sold 5,000 shares in the open market at $6.00 per share.

                                    (10) On August 16,  1993,  Mr.  Mangano sold
                           8,300 shares in the open market at $6.375 per share.

                                Page 6 of 9 Pages

                                    (11) On September 9, 1994, Mr.  Mangano,  in
                           his capacity as a director of the Issuer, was granted an option to acquire 20,000 shares at $5.75 per share.

                                    (12) On September  17, 20, 24, and 27, 1993,
                           respectively, Millie M. Cunningham sold 7,500, 5,000, 4,000, and 13,500 shares, respectively, at $7.50, $7.75, $8.00, and $8.363 per share. All of these transactions were effected in the open market.

                                    (13) On September 29, 1993, Mr. Mangano sold
                           10,000 shares in the open market at $10.25 per share.

                                    (14)  On   October   6,   1993,   Millie  M.
                           Cunningham sold 5,000 shares in the open market at $9.25 per share.

                                    (15)  On   January   7,   1994,   Millie  M.
                           Cunningham sold 5,000 shares in the open market at $7.50 per share.

                                    (16) On June 27, 1995, Mr.  Mangano,  in his
                           capacity as a director of the Issuer, was granted an option to acquire 2,000 shares at $8.25 per share.

                                    (17) On July  30,  1995,  Mr.  Mangano  sold
                           15,200 shares in the open market at $8.625 per share.

                                    (18)  On   August   25,   1995,   Millie  M.
                           Cunningham sold 5,000 shares in the open market at $10.00 per share.

                                    (19)  On  October   23,   1995,   Millie  M.
                           Cunningham sold 5,000 shares in the open market at $11.39 per share.

                                    (20)  On  November  30,   1995,   Millie  M.
                           Cunningham sold 10,000 shares in the open market at $12.00 per share.

                                    (21)  On   December   4,  1995,   Millie  M.
                           Cunningham sold 10,000 shares in the open market at $12.00 per share.

                                    (22)  On  December  15,   1995,   Millie  M.
                           Cunningham sold 20,000 shares in the open market at $13.65 per share.

                                    (23) On December  18, 19, 22, and 26,  1995,
                           respectively, Millie M. Cunningham sold 15,000, 5,000, 10,000, and 10,000 shares, respectively, at $13.75, $13.50, $15.75, and $16.50 per share. All of these transactions were effected in the open market.

                                Page 7 of 9 Pages

                                    (24)  On  February  13,  1996,  Mr.  Mangano
                           exercised options to purchase 30,000 shares at $.50 per share and sold the 30,000 shares in the open market on the same date at $14.50 per share.

                                    (25) On February 21, 1996,  Troon & Co. sold
                           100,000 shares in the open market at $14.625 per share.

                  There have been no stock purchases of Cerprobe common stock by Mr. Mangano or any related person during the last 60 days. Except as described above, there have been no dispositions of Cerprobe common stock by Mr. Mangano or any related persons during the last 60 days.

                  Millie M. Cunningham has the right to receive dividends or the proceeds from the sale of all of the shares of Cerprobe common stock held in the name of Millie M. Cunningham. The participants of Oliver & Company, a nominee for the Oliver Estate Pension Trust, have the right to receive dividends or the proceeds from the sale of the 51,300 shares of Cerprobe common stock held in the name of Oliver & Company. L. Jack Rothe has the right to receive dividends or proceeds from the sale of 20,000 shares of Cerprobe common stock held in the name of NAT & Co. Other than the shares of stock held personally by Mr. Mangano, including shares which may be acquired by Mr. Mangano pursuant to the exercise of options granted to him in his capacity as a director of the Issuer, Mr. Mangano has no right to receive dividends or the proceeds from the sale of any of the shares identified in this Schedule 13D.

Item 6.  Contracts, etc.
         ---------------

                  Millie M. Cunningham, Oliver & Company and Nat & Co. have each appointed Ross J. Mangano as attorney in fact to vote all shares of Cerprobe common stock held by each of the foregoing shareholders at all meetings of the stockholders of Cerprobe Corporation, including the power to vote for Ross J. Mangano as director or officer of Cerprobe and to set his compensation. These Powers of Attorney were attached as exhibits to the last amended Schedule 13D previously filed on March 21, 1989 and are incorporated herein by reference. Mr. Mangano also shares voting and dispositive power over the shares held by Troon & Co., Ross J. Mangano, et al., Trustees, by virtue of his position as a trustee of Troon & Co.

Item 7.  Exhibits
         --------

                  1. A copy of the power of attorney in favor of Ross J. Mangano from Millie M. Cunningham was attached as Exhibit A to the reporting person's Schedule 13D filed on March 21, 1989.

                                Page 8 of 9 Pages

                  2. A copy of the power of attorney in favor of Ross J. Mangano from Oliver & Company was attached as Exhibit B to the reporting person's Schedule 13D filed on March 21, 1989.

                  3. A copy of the power of attorney in favor of Ross J. Mangano from Nat & Co. was attached as Exhibit C to the reporting person's Schedule 13D filed on March 21, 1989.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              /s/Ross J. Mangano
                                              ----------------------------------
                                              Ross J. Mangano


                                              4/30/96
                                              ----------------------------------
                                              Date




                                Page 9 of 9 Pages